<SEQUENCE>1
<FILENAME>KITD_sc13g.txt

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 KIT Digital, Inc.
                                (Name of Issuer)

                      Common Stock, par value $0.0001 per share
                          (Title of Class of Securities)

                                    482470200
                                 (CUSIP Number)

                                  May 15, 2012
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 482470200                  13G                   Page 2 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Master Fund Ltd.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
3,640,872 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

3,640,872 shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,872 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.63%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            CO
-----------------------------------------------------------------------------

CUSIP No. 482470200                  13G                   Page 3 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
3,640,872 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
3,640,872 shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,872 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.63%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            PN
-----------------------------------------------------------------------------

CUSIP No. 482470200                  13G                   Page 4 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

3,640,872 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
3,640,872 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
3,640,872 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.63%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

CUSIP No. 482470200                  13G                   Page 5 of 10 Pages
-----------------------------------------------------------------------------


Item 1.

(a)   Name of Issuer

           KIT Digital, Inc. a Delaware corporation (the 'Company').

(b)   Address of Issuer's Principal Executive Offices

           	26 West 17th Street
		2nd Floor
		New York, NY 10011

Item 2(a).  Name of Person Filing

 This statement is filed by Hudson Bay Master Fund Ltd., Hudson Bay Capital Management, L.P. (the 'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'), who are collectively referred to herein as 'Reporting Persons.'

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of the Investment Manger and Mr. Gerber is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

      The address of the principal business office of Hudson Bay Master Fund Ltd. is:

      Walkers SPV Limited, Walker House
      PO Box 908GT, Mary Street
      Georgetown, Grand Cayman
      Cayman Islands

Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.0001 per share (the 'Common Stock')

Item 2(e)   CUSIP Number

      	482470200
CUSIP No. 482470200                  13G                   Page 6 of 10 Pages
-----------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);


(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)
(J), please specify the type of institution: _____________________

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	The information required by Items 4(a) - (c) is set forth in Rows
5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

	The securities purchase agreement (the 'Securities Purchase Agreement') attached as Exhibit 10.1 to the Company's Current Report on Form 8-K (the
'8-K Filing') filed on May 16, 2012 provides that as of May 15, 2012 there were
 47,941,040 shares of Common Stock outstanding. In addition, as disclosed in the 8-K Filing, pursuant to the transactions contemplated pursuant to the Securities Purchase Agreement, the Company issued an additional 7,000,000 shares of Common Stock. As a result, on May 16, 2012 there were 54,941,040 shares of Common Stock outstanding. The percentages set forth on Row (ll) of the cover page for each Reporting Person are based on such number of the
 Company's outstanding shares of Common Stock.


CUSIP No. 482470200                  13G                   Page 7 of 10 Pages
-----------------------------------------------------------------------------

	The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Each of Hudson Bay Master Fund Ltd. and Mr. Gerber disclaims beneficial ownership of these securities. Hudson Bay Master Fund Ltd. is named as Reporting Person herein solely to report the securities held in its name.

Item 5.     Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.



CUSIP No. 482470200                  13G                   Page 8 of 10 Pages
-----------------------------------------------------------------------------



Item 10.    Certification

      By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 18, 2012, by and among Hudson Bay Master Fund, Ltd., Hudson Bay Capital Management, L.P.
and Sander Gerber.

CUSIP No. 482470200                   13G                  Page 9 of 10 Pages
-----------------------------------------------------------------------------


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 18, 2012

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory
HUDSON BAY MASTER FUND LTD

By: Hudson Bay Capital Management, L.P.
Investment Manager

By: /s/ SANDER GERBER
Name:	Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER

CUSIP No. 482470200                 13G                   Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share of KIT Digital, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities
Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 18, 2012

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory
HUDSON BAY MASTER FUND LTD

By: Hudson Bay Capital Management, L.P.
Investment Manager

By: /s/ SANDER GERBER
Name:	Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER



DOC ID-18592313.3